UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.

(Registrant)

65 Queen Street West, Suite 900

Toronto, Ontario M5H 2M5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE ESPORTS INC.
(Registrant)

Date August 19, 2021	By	/s/ Kevin Wright
Kevin Wright
President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 18, 2021 - Roc Nation Sports and GameSquare Create Esports Gaming Division forAthletes, Brands and Properties